AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2001

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

EWG Investment              $  141,220,000
FUCO Investment              1,405,585,000
                            --------------
Total Aggregate Investment
 in EWG's and FUCO's        $1,546,805,000
                            ==============

Components of statement of aggregate investment in EWG and FUCO's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                     (in millions)                       %

Total Capitalization                $23,906*                            6.5%
Net Utility Plant                    19,534                             7.9%
Total Assets                         52,819                             2.9%
Market Value of Common Equity        13,929                            11.1%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio
                             (in millions)                        %
Short-term Debt               $ 3,575
Long-term Debt                 11,475*
                              -------
  Total Debt                   15,050                        61.0%
                              -------
Certain Subsidiary Obligated,
  Mandatorily Redeemable,
  Preferred Securities of
  Subsidiary Trusts Holding
  Solely Junior Subordinated
  Debentures of Such
  Subsidiaries                    321                         1.3%
                              -------
Minority Interest in
  Subsidiaries                    773                         3.1%
                              -------
Preferred Stock                   156                         0.6%
                              -------
Common Stock                    2,153
Paid-in Capital                 2,916
Accumulated Other Comprehensive
 Income                          (128)
Retained Earnings               3,438
                              -------
  Total Common Equity           8,379                        34.0%
                              -------
Total Capitalization          $24,679                       100.0%
                              =======

* Includes Long-term Debt Due Within One Year.

         AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2001


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $43.23
Book Value per Share                                 $26.01

Market-to-book Ratio of Common Stock                   166.2%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following EWG's and FUCO's are filed under confidential treatment pursuant to Rule 104(b):

         CitiPower Pty.
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         AEP Energy Services Limited
         InterGen Denmark, APs
         CSW International Two, Inc.
         CSW Vale L.L.C.
         South Coast Power Limited
         Trent Wind Farm, Limited Partnership
         Newgulf Power Venture, Inc.